SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RENEGOTIATION OF PETROS RETIREMENT FUND PLAN

Rio de Janeiro, February 28, 2007 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the goal of 2/3 adherence to the Petros Complementary Retirement Fund Plan regulation renegotiation was reached today, February 28th. Approximately 70% of the participants have adhered. The plan includes 80,118 participants, among active employees, retirees, and pensioners from the following companies: Petrobras, Refap S.A., Petroquisa, Petrobras Distribuidora, and Fundação Petrobras de Seguridade Social – Petros. Renegotiation implementation will increase the transparency of the Company’s obligations with PETROS.

The renegotiation process consists of changing the plan’s regulation, particularly the articles related to how the benefits are readjusted, disentailing the readjustment of the benefits paid to retirees and pensioners from wage increases granted to active employees and INSS retirees. Petros Plan benefits, disentailed from the active employee wage and INSS retirement and pension plan readjustments, will be adjusted based on the IPCA (cost of living) index.

Petrobras has been negotiating its complementary retirement model with the entities that represent employees, retirees, and pensioners since 2003. In May 2006, the company signed the Reciprocal Obligation Agreement with the Single Oilworker Federation (Federação Única dos Petroleiros, FUP) and with 12 labor unions through which the parts committed to a proposal to adjust the company’s complementary retirement model.

The financial incentive to be granted to the participants, whether employees or assisted parties, as negotiated by the labor union representatives as a counterpart for the Plan’s repactuation, is estimated at R$900 million and will be credited in March.

The proposal’s approval also opens the way to reach agreements with Labor Union Representations in order to liquidate and extinguish legal suits, particularly the Public Civil Suit regarding Petrobras System’s complementary retirement issues. The demands that refer to the items to be removed from the law suits will be attended to through the calculation of their actuarial value and paid for by Petrobras, in 20 years, respecting the Plan’s liquidity conditions. After the legal agreement has been signed in the case file, Petrobras and the labor union organizations will solve the historical Petros Plan pendencies and make it sustainable for the future.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.